Exhibit 7.1

Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
Korean GAAP	2004	2005	2006
	(Millions of Won)
Earnings:

Net earnings	1,282,216	1,085,450	1,291,863
Income tax	577,889	387,280	490,046
Income from equity investees	(11,310)	(11,204)	(8,685)
Dividend from equity method affiliates	333	2,247	1,247
Fixed charges	708,364	639,073	518,389
Less interest capitalized (a)	—	—	—
Minority interest in earnings of consolidated subsidiaries	148,931	274,586	217,854

Total earnings	2,706,423	2,377,432	2,510,714

Fixed charges:

Interest expense	678,514	616,540	503,244
Capitalized interest (a)	—	—	—
One-third of rent expenses on operating leases, deemed to be representative of interest expense	29,850	22,533	15,145

Total fixed charges	708,364	639,073	518,389

Radios of earnings to fixed charges	3.82:1	3.72:1	4.84:1

U.S. GAAP
Earnings:

Net earnings	1,404,616	1,148,534	1,329,343
Income tax	386,934	356,109	357,090
Income from equity investees	(36,136)	(234,868)	(104,336)
Dividend from equity method affiliates	45,153	51,549	55,031
Fixed charges	467,365	417,658	379,017
Less interest capitalized	(12,154)	(7,339)	(9,169)
Minority interest in losses of consolidated subsidiaries	(1,760)	6,787	93,874

Total earnings	2,254,018	1,738,430	2,100,850

Fixed charges:

Interest expense	455,211	410,319	369,848
Capitalized interest	12,154	7,339	9,169
One-third of rent expense on operating leases, deemed to be representative of interest expense	—	—	—

Total fixed charges	467,365	417,658	379,017

Radios of earnings to fixed charges	4.82:1	4.16:1	5.54:1

(a)	Effective on January 1, 2003, in accordance with Korean GAAP, the Company elected to no longer capitalize interest costs on all borrowings incurred related to qualifying assets.